EXHIBIT 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	Notes	2012	2011
Revenues		3,354	3,330
Operating expenses	5	(2,553)	(2,552)
Depreciation		(110)	(107)
Amortization of computer software		(175)	(164)
Amortization of other identifiable intangible assets		(152)	(144)
Other operating gains, net	6	22	33
Operating profit		386	396
Finance costs, net:
Net interest expense	7	(114)	(101)
Other finance income	7	30	7
Income before tax and equity method investees		302	302
Share of post tax (losses) earnings in equity method investees		(7)	5
Tax benefit (expense)	8	33	(52)
Earnings from continuing operations		328	255
(Loss) earnings from discontinued operations, net of tax		(2)	2
Net earnings		326	257
Earnings attributable to:
Common shareholders		314	250
Non-controlling interests		12	7

Earnings per share:	9
Basic and diluted earnings per share:
From continuing operations		$0.38	$0.30
From discontinued operations		-	-
Basic and diluted earnings per share		$0.38	$0.30

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars)	Notes	2012	2011
Net earnings		326	257
Other comprehensive income:
Cash flow hedges adjustments to equity		18	50
Cash flow hedges adjustments to earnings	7	(47)	(55)
Foreign currency translation adjustments to equity		81	216
Foreign currency translation adjustments to earnings		-	1
Net actuarial (losses) gains on defined benefit pension plans, net of tax(1)		(44)	19
Other comprehensive income		8	231
Total comprehensive income		334	488

Comprehensive income for the period attributable to:
Common shareholders		322	481
Non-controlling interests		12	7

(1)	The related tax benefit (expense) was $10 million and ($18) million for the three months ended March 31, 2012 and 2011, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)

(millions of U.S. dollars)	Notes	March 31, 2012	December 31, 2011
ASSETS
Cash and cash equivalents		467	422
Trade and other receivables		1,796	1,984
Other financial assets	10	64	100
Prepaid expenses and other current assets		619	641
Current assets excluding assets held for sale		2,946	3,147
Assets held for sale	11	900	767
Current assets		3,846	3,914
Computer hardware and other property, net		1,428	1,509
Computer software, net		1,569	1,640
Other identifiable intangible assets, net		8,256	8,471
Goodwill		15,752	15,932
Other financial assets	10	451	425
Other non-current assets	12	530	535
Deferred tax		46	50
Total assets		31,878	32,476

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	10	296	434
Payables, accruals and provisions	13	2,155	2,675
Deferred revenue		1,230	1,379
Other financial liabilities	10	99	81
Current liabilities excluding liabilities associated with assets held for sale		3,780	4,569
Liabilities associated with assets held for sale	11	216	35
Current liabilities		3,996	4,604
Long-term indebtedness	10	7,210	7,160
Provisions and other non-current liabilities	14	2,560	2,513
Other financial liabilities	10	21	27
Deferred tax		1,263	1,422
Total liabilities		15,050	15,726

Equity
Capital	15	10,320	10,288
Retained earnings		7,623	7,633
Accumulated other comprehensive loss		(1,464)	(1,516)
Total shareholders’ equity		16,479	16,405
Non-controlling interests		349	345
Total equity		16,828	16,750
Total liabilities and equity		31,878	32,476

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars)	Notes	2012	2011
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		326	257
Adjustments for:
Depreciation		110	107
Amortization of computer software		175	164
Amortization of other identifiable intangible assets		152	144
Net gains on disposals of businesses		(37)	(4)
Deferred tax		(172)	(32)
Other	16	92	35
Changes in working capital and other items	16	(373)	(471)
Net cash provided by operating activities		273	200
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(159)	(54)
Proceeds from disposals		614	15
Capital expenditures, less proceeds from disposals		(283)	(294)
Other investing activities		5	35
Investing cash flows from continuing operations		177	(298)
Investing cash flows from discontinued operations		-	21
Net cash provided by (used in) investing activities		177	(277)
FINANCING ACTIVITIES
Repayments of debt		-	(5)
Net (repayments) borrowings under short-term loan facilities		(136)	43
Repurchases of common shares	15	(24)	-
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	15	(256)	(217)
Other financing activities		8	-
Net cash used in financing activities		(409)	(180)
Translation adjustments on cash and cash equivalents		4	4
Increase (decrease) in cash and cash equivalents		45	(253)
Cash and cash equivalents at beginning of period		422	864
Cash and cash equivalents at end of period		467	611

Supplemental cash flow information is provided in note 16.

Interest paid		(116)	(133)
Interest received		1	1
Income taxes paid		(61)	(2)

Amounts paid and received for interest and taxes are reflected as operating cash flows. Interest paid is net of debt-related hedges.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)
(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCL”)	Non- controlling interests	Total
Balance, December 31, 2011	10,134	154	10,288	7,633	(22)	(1,494)	(1,516)	345	16,750
Comprehensive income (loss) (1)	-	-	-	270	(29)	81	52	12	334
Distributions to non-controlling interest	-	-	-	-	-	-	-	(8)	(8)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	-	(1)
Dividends declared on common shares	-	-	-	(265)	-	-	-	-	(265)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	9	-	9	-	-	-	-	-	9
Repurchases of common shares	(10)	-	(10)	(14)	-	-	-	-	(24)
Stock compensation plans	41	(8)	33	-	-	-	-	-	33
Balance, March 31, 2012	10,174	146	10,320	7,623	(51)	(1,413)	(1,464)	349	16,828

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	AOCL	Non- controlling interests	Total
Balance, December 31, 2010	10,077	207	10,284	10,518	(43)	(1,437)	(1,480)	353	19,675
Comprehensive income (loss) (1)	-	-	-	269	(5)	217	212	7	488
Distributions to non- controlling interest	-	-	-	-	-	-	-	(5)	(5)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	-	(1)
Dividends declared on common shares	-	-	-	(259)	-	-	-	-	(259)
Shares issued under DRIP	42	-	42	-	-	-	-	-	42
Stock compensation plans	47	(7)	40	-	-	-	-	-	40
Balance, March 31, 2011	10,166	200	10,366	10,527	(48)	(1,220)	(1,268)	355	19,980

(1)	Retained earnings for the three months ended March 31, 2012 includes net actuarial losses of $44 million, net of tax (2011 - gains of $19 million, net of tax).

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Basis of preparation
The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2011, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2011. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011, which are included in the Company’s 2011 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars.

Note 2: Changes in accounting policies

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that will be effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

IAS 19, Employee Benefits

IAS 19, Employee Benefits, has been amended for annual accounting periods beginning January 1, 2013, with retrospective application. The new standard introduces a measure of ‘net interest income (expense)’ computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the current standard, past service costs are recognized over the vesting period.

Upon retrospective application of the new standard, the Company expects restated net earnings for 2012 to be lower than originally reported under the current accounting standard. The decrease is expected to arise under the new standard because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation. As the discount rate is lower than the expected rate of return on assets, net earnings are expected to decrease as net interest attributable to plan assets will decline.

In addition, the following pronouncements, listed by applicable annual accounting period effective date, are being assessed to determine their impact on the Company’s results and financial position.

Effective – January 1, 2013
IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements
IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures.

IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

Effective – January 1, 2015
IFRS 9	Financial Instruments (Classification and Measurement)
IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

The following pronouncements, which relate to presentation and disclosure, are applicable to the Company for annual accounting periods effective from January 1, 2013 (unless otherwise noted) and are not anticipated to have a material impact on the Company’s results and financial position.

•	IFRS 7 - Financial Instruments: Disclosures (amendments effective January 1, 2013 and 2015);

•	IFRS 12 - Disclosure of Interests in Other Entities;

•	IAS 1 - Presentation of Financial Statements; and

•	IAS 32 - Financial Instruments: Presentation (amendment effective January 1, 2014).

Note 3: Segment information

Effective January 1, 2012, the Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The Company was previously organized as two divisions, Professional (consisting of the Legal, Tax & Accounting and Intellectual Property & Science segments) and Markets, also a reportable segment (consisting of financial and media businesses). The new Financial & Risk unit consists of the financial businesses that were previously part of the Markets division and some of the Governance, Risk & Compliance businesses that were previously included within the Legal segment.

The accounting policies applied by the segments are the same as those applied by the Company. Segment information for 2011 was restated to reflect the current presentation.

The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and bringing together communities of trading, investing, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical information, decision support tools, software and services to legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific resources that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

The Company also reports “Corporate & Other” and “Other businesses”. These categories do not qualify as a component of another reportable segment, nor as a separate reportable segment.

•	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Media business, which is comprised of the Reuters News Agency and consumer publishing; and

•
Other businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. See notes 6 and 11.

	Three months ended March 31,
	2012	2011
Revenues
Financial & Risk	1,811	1,804
Legal	777	754
Tax & Accounting	310	238
Intellectual Property & Science	209	201
Reportable segments	3,107	2,997
Corporate & Other (includes Media)	82	82
Eliminations	(2)	(2)
Revenues from ongoing businesses	3,187	3,077
Other businesses (1)	167	253
Consolidated revenues	3,354	3,330

Operating profit
Segment operating profit
Financial & Risk	302	327
Legal	200	190
Tax & Accounting	68	43
Intellectual Property & Science	55	52
Reportable segments	625	612
Corporate & Other (includes Media)	(80)	(76)
Underlying operating profit	545	536
Other businesses (1)	1	39
Integration programs expenses (see note 5)	-	(70)
Fair value adjustments (see note 5)	(30)	2
Amortization of other identifiable intangible assets	(152)	(144)
Other operating gains, net	22	33
Consolidated operating profit	386	396

(1)
Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider); and Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S).

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. By definition, results from the Media business and Other businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment. The Company uses segment operating profit to measure the operating performance of its reportable segments. The costs of centralized support services such as technology, news, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, costs associated with the Reuters integration program that was completed in 2011, and fair value adjustments). Management uses this measure because amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges and corporate-related items are not considered to be controllable operating activities for purposes of assessing the current performance of the reportable segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Media. Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations. Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other. Other businesses are excluded from both measures as they are not fundamental to the Company’s strategy. Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Note 4: Seasonality

The Company’s consolidated revenues and operating profits do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs (other than expenses associated with the Reuters integration program that was completed in 2011) are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Note 5: Operating expenses

The components of operating expenses include the following:

	Three months ended March 31,
	2012	2011
Salaries, commissions and allowances	1,298	1,310
Share-based payments	34	34
Post-employment benefits	65	63
Total staff costs	1,397	1,407
Goods and services (1)	605	611
Data	257	249
Telecommunications	144	160
Real estate	120	127
Fair value adjustments (2)	30	(2)
Total operating expenses	2,553	2,552

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Operating expenses include costs incurred in the ordinary course of business. In 2012, operating expenses included $28 million of severance charges. The majority of these costs were included in the Corporate & Other category.

In 2011, operating expenses also included the final year of integration-related costs from the 2008 acquisition of Reuters Group PLC (“Reuters”) and other legacy efficiency initiatives. In the three months ended March 31, 2011, $70 million of integration-related costs were incurred, primarily comprised of severance, consulting and technology-related expenses. Because the integration and legacy efficiency programs were corporate initiatives, the related expenses were excluded from segment operating profit and reported separately in the segment information disclosures in note 3.

Severance charges are reported within “Salaries, commissions and allowances”. Consulting and technology-related expenses associated with the integration programs are reported within “Goods and services”.

Note 6: Other operating gains, net

Other operating gains, net, were $22 million for the three months ended March 31, 2012 and were primarily comprised of a $37 million gain from the sale of the Trade and Risk Management business partially offset by transaction-related charges associated with business acquisitions and anticipated divestitures.

Other operating gains, net, were $33 million for the three months ended March 31, 2011 and were primarily comprised of a gain in connection with the termination of an information technology outsourcing agreement.

Note 7: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

	Three months ended March 31,
	2012	2011
Interest expense:
Debt	(103)	(107)
Derivative financial instruments - hedging activities	4	10
Other	(18)	(10)
Fair value gains (losses) on financial instruments:
Debt	2	5
Cash flow hedges, transfer from equity	47	55
Fair value hedges	1	11
Net foreign exchange losses on debt	(50)	(71)
	(117)	(107)
Interest income	3	6
Net interest expense	(114)	(101)

	Three months ended March 31,
	2012	2011
Net gains due to changes in foreign currency exchange rates	23	22
Net gains (losses) on derivative instruments	7	(15)
Other finance income	30	7

Net gains due to changes in foreign currency exchange rates
Net gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains (losses) on derivative instruments
Net gains (losses) on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Note 8: Taxation

Tax benefit (expense) for the three months ended March 31, 2012 and 2011 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts the Company’s interim period effective tax rate.

Tax benefit (expense) for the three months ended March 31, 2012 also included:

•	$87 million of tax benefit from the recognition of a deferred tax asset that the Company expects to realize in connection with the planned sale of its Healthcare business;

•
$26 million of discrete tax benefits, of which $14 million related to lower corporate tax rates that were substantively enacted in certain jurisdictions outside the U.S. The remainder related to the recognition of deferred tax assets and the reversal of provisions for uncertain tax positions; and

•	$ 33 million of tax expense related to a gain on the sale of the Trade and Risk Management business.

Note 9: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shares less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are consolidated net earnings reduced by: (1) earnings attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

	Three months ended March 31,
	2012	2011
Net earnings	326	257
Less: Earnings attributable to non-controlling interests	(12)	(7)
Dividends declared on preference shares	(1)	(1)
Earnings used in consolidated earnings per share	313	249
Less: Loss (earnings) from discontinued operations, net of tax	2	(2)
Earnings used in earnings per share from continuing operations	315	247

Earnings used in determining earnings per share from discontinued operations are the (loss) earnings from discontinued operations as reported within the income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended March 31,
	2012	2011
Weighted average number of shares outstanding	828,274,235	834,072,064
Vested DSUs and PRSUs	566,623	1,099,469
Basic	828,840,858	835,171,533
Effect of stock options and TRSUs	1,449,002	4,534,776
Diluted	830,289,860	839,706,309

Note 10: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the statement of financial position were as follows:

March 31, 2012	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	467	-	-	-	-	467
Trade and other receivables	1,796	-	-	-	-	1,796
Other financial assets - current	28	36	-	-	-	64
Other financial assets - non-current	159	-	267	25	-	451
Current indebtedness	-	-	-	-	(296)	(296)
Trade payables (see note 13)	-	-	-	-	(313)	(313)
Accruals (see note 13)	-	-	-	-	(1,467)	(1,467)
Other financial liabilities - current	-	(23)	-	-	(76)	(99)
Long term indebtedness	-	-	-	-	(7,210)	(7,210)
Other financial liabilities - non current	-	-	(21)	-	-	(21)
Total	2,450	13	246	25	(9,362)	(6,628)

December 31, 2011	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	422	-	-	-	-	422
Trade and other receivables	1,984	-	-	-	-	1,984
Other financial assets - current	27	73	-	-	-	100
Other financial assets - non-current	154	-	251	20	-	425
Current indebtedness	-	-	-	-	(434)	(434)
Trade payables (see note 13)	-	-	-	-	(508)	(508)
Accruals (see note 13)	-	-	-	-	(1,756)	(1,756)
Other financial liabilities - current	-	(32)	-	-	(49)	(81)
Long term indebtedness	-	-	-	-	(7,160)	(7,160)
Other financial liabilities - non current	-	-	(27)	-	-	(27)
Total	2,587	41	224	20	(9,907)	(7,035)

Cash and cash equivalents

Of total cash and cash equivalents, $131 million and $147 million at March 31, 2012 and December 31, 2011, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Debt-related activity

Current indebtedness included $285 million and $390 million of outstanding commercial paper at March 31, 2012 and December 31, 2011, respectively.

The Company has a $2.0 billion unsecured revolving credit facility that currently expires in August 2016. The facility may be used to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes. There were no amounts drawn against this facility as of March 31, 2012.

Note 11: Businesses held for sale

The Company intends to sell certain businesses that are no longer fundamental to its strategy. In the first quarter of 2012, the Company resumed the divestiture process of its Healthcare business, which had been suspended in December 2011. Accordingly, this business was classified as held for sale at March 31, 2012. The Company recently announced that it has entered into a definitive agreement to sell this business and expects the transaction to close in the next few months. See note 20.

The most significant businesses classified as held for sale at March 31, 2012 are as follows:

Business	Former Segment (1)	Description
Healthcare	Healthcare & Science (2)	A provider of data, analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Property Tax Consulting	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.

(1)	The results of operations from these businesses are reported within the “Other businesses” category. See note 3.
(2)	The Company disbanded the Healthcare & Science segment in June 2011 in connection with the announcement to divest the Healthcare business.

The assets and liabilities associated with all businesses classified as held for sale in the statement of financial position are as follows:

	March 31, 2012	December 31, 2011
Trade and other receivables	108	12
Computer software, net	67	76
Other identifiable intangible assets, net	126	-
Goodwill	538	659
Other assets	61	20
Total assets held for sale	900	767

Payables, accruals and provisions	61	14
Deferred revenue	150	13
Other liabilities	5	8
Total liabilities associated with assets held for sale	216	35

The balances classified as held for sale at December 31, 2011 primarily related to the Company’s Trade & Risk management business, which was sold in the first quarter of 2012.

These businesses do not qualify for discontinued operations classification.

Note 12: Other non-current assets

	March 31, 2012	December 31, 2011
Net defined benefit plan surpluses	4	13
Cash surrender value of life insurance policies	249	241
Investments in equity method investees	243	253
Other non-current assets	34	28
Total other non-current assets	530	535

Note 13: Payables, accruals and provisions

	March 31, 2012	December 31, 2011
Trade payables	313	508
Accruals	1,467	1,756
Provisions	203	232
Other current liabilities	172	179
Total payables, accruals and provisions	2,155	2,675

Note 14: Provisions and other non-current liabilities

	March 31, 2012	December 31, 2011
Net defined benefit plan obligations	1,473	1,438
Deferred compensation and employee incentives	218	218
Provisions	173	176
Unfavorable contract liability	136	147
Uncertain tax positions	467	446
Other non-current liabilities	93	88
Total provisions and other non-current liabilities	2,560	2,513

Note 15: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy. Under its normal course issuer bid (“NCIB”), up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 13, 2011 and May 12, 2012.

During the three months ended March 31, 2012, the Company repurchased 851,200 of its common shares for approximately $24 million. The average price per share was $28.17. The Company has repurchased 11,607,100 of its common shares under the current NCIB. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Three months ended March 31,
	2012	2011
Dividends declared per common share	$0.32	$0.31

In the statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Three months ended March 31,
	2012	2011
Dividend reinvestment	9	42

Note 16: Supplemental cash flow information

Details of “Other” in the statement of cash flow are as follows:

	Three months ended March 31,
	2012	2011
Non-cash employee benefit charges	74	73
Other	18	(38)
	92	35

Details of “Changes in working capital and other items” are as follows:

	Three months ended March 31,
	2012	2011
Trade and other receivables	117	(3)
Prepaid expenses and other current assets	(49)	(81)
Other financial assets	9	4
Payables, accruals and provisions	(468)	(537)
Deferred revenue	(7)	112
Other financial liabilities	21	(6)
Income taxes	62	65
Other	(58)	(25)
	(373)	(471)

Note 17: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during the three months ended March 31, 2012 and 2011 were as follows:

	Three months ended March 31,
	2012		2011
	Number of transactions	Cash consideration(1)	Number of transactions	Cash consideration(1)
Businesses and identifiable intangible assets acquired	8	143	9	53
Contingent consideration payments	-	14	-	-
Investments in businesses	-	2	-	1
	8	159	9	54

(1)	Cash consideration is net of cash acquired of $2 million in each of the three months ended March 31, 2012 and 2011.

In January 2012, the Company’s Tax & Accounting segment acquired Dr. Tax Software, a Canadian based developer of income tax software for accounting firms and consumers.

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended March 31,
	2012	2011
Cash and cash equivalents	2	2
Trade and other receivables	3	6
Prepaid expenses and other current assets	1	3
Current assets	6	11
Computer hardware and other property, net	1	-
Computer software, net	17	3
Other identifiable intangible assets	51	36
Other non-current assets	-	1
Total assets	75	51
Payables, accruals and provisions	(1)	(15)
Deferred revenue	(5)	(4)
Current liabilities	(6)	(19)
Provisions and other non-current liabilities	(3)	(1)
Deferred tax	(12)	(2)
Total liabilities	(21)	(22)
Net assets acquired	54	29
Goodwill	91	26
Total	145	55

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2012 and 2011 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business. The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 18: Contingencies

Lawsuits and legal claims

In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (RIC symbols). RIC symbols are specifically designed to help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities) from Thomson Reuters financial data services. While the Company does not believe that it has engaged in any anti-competitive behavior related to RIC symbols, it offered to allow customers to license additional usage rights for RICs and to provide them with information needed to cross reference RICs with other data. As a result of market testing (as prescribed by European Union law), the European Commission advised the Company in March 2012 that the proposed commitments were insufficient to meet its concerns. The Company continues to cooperate fully with the European Commission.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 19: Related party transactions

As of March 31, 2012, The Woodbridge Company Limited (“Woodbridge”) beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $69,000 for the year ended December 31, 2011.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiaries. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to the year ended December 31, 2011 were $58,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions in connection with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services which were valued at approximately $2 million for the three months ended March 31, 2012.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services which were valued at approximately $200,000 for the three months ended March 31, 2012.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $10 million for the three months ended March 31, 2012.

Other transactions

In October 2010, the Company acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of the Company’s directors, may have the right to receive 10% of the purchase consideration paid by the Company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

Note 20: Subsequent events

Divestiture

In April 2012, the Company entered into a definitive agreement to sell its Healthcare business, a provider of data, analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals for $1.25 billion. The Company expects to record a significant gain on this transaction, which is anticipated to close in the next few months.